FUND ACCOUNTING AND ADMINISTRATION AGREEMENT

Dated: November 23, 2009

This Fund Accounting and Administration Agreement (“Agreement”), is entered into as of the date noted above by and between the Starboard Investment Trust, a Delaware statutory trust (“Trust”), and The Nottingham Company, a North Carolina corporation (“Administrator” or “Nottingham”).

WHEREAS, the Trust is an open-end management investment company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust is authorized to create separate series, each with its own separate investment portfolio (each a “Fund” and collectively the “Funds”);

WHEREAS, Nottingham is, among other things, in the business of providing fund administration services for the benefit of its customers;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Trust and Nottingham agree as follows:

1.
Engagement.  The Trust, being duly authorized, engages Nottingham to perform the services described in this Agreement.  Nottingham shall perform such services upon the terms and conditions hereinafter set forth.  Any services undertaken by Nottingham pursuant to this Agreement, as well as any other activities undertaken by Nottingham on behalf of the Trust pursuant hereto, shall at all times be subject to any directives of the Board of Trustees of the Trust.

Nottingham shall at all times conform to: (i) all applicable provisions of the 1940 Act and any rules and regulations adopted thereunder; (ii) the provisions of the Registration Statement of the Trust under the Securities Act of 1933, as amended (“1933 Act”), and the 1940 Act as amended from time to time; (iii) the provisions of the Declaration of Trust and By-Laws of the Trust; and (iv) any other applicable provisions of state and federal law.

2.
Administration.  Subject to the direction and control of the Trust, Nottingham shall serve as administrator of each Fund and supervise the Fund’s business affairs.  In addition, to the extent not otherwise provided by other parties under agreements with the Trust, Nottingham shall supply:  (i) non-investment related statistical and research data; and (ii) executive and administrative services.  Nottingham shall also prepare and supervise the preparation by the Trust’s other service providers of:  (i) tax returns; (ii) reports to shareholders of the Fund; (iii) reports to, and filings with, the Securities and Exchange Commission, state securities commissions, and Blue Sky authorities, including preliminary and definitive proxy materials and post-effective amendments to the Trust’s registration statement; and (iv) necessary materials for meetings of the Trust’s Board of Trustees.  Nottingham shall provide personnel to serve as officers of the Trust if so elected by the Board of Trustees.  Executive and administrative services include, but are not limited to, the negotiation and retention of all third parties furnishing services to the Fund, subject to the input, oversight, and approval of the Board of Trustees; review of the books and records of the Fund maintained by such third parties, and the review and payment of invoices or other requests for payment of Fund expenses; and such other action with respect to the Fund as may be necessary in the opinion of Nottingham to perform its duties hereunder.

3.
Fund Accounting.  Nottingham shall maintain and keep current the general ledger for each Fund, recording all income and expenses, capital share activity and security transactions of the Fund.  Nottingham shall calculate the net asset value of each Fund and the per share net asset value of each Fund, in accordance with the Fund’s current prospectus and statement of additional information, once daily as of the time selected by the Trust’s Board of Trustees.  Nottingham shall prepare and maintain a daily valuation of all securities and other assets of the Fund in accordance with instructions from a designated officer of the Trust and in the manner set forth in the Fund’s current prospectus and statement of additional information.  In valuing securities of the Trust, Nottingham may contract with, and rely upon market quotations provided by, outside services.

Nottingham shall also perform for each Fund all such fund accounting services and duties as are customary and necessary in the industry.  Without limiting the preceding sentence, (i) Nottingham shall process each request received from the Trust or its authorized agents for payment of the Fund’s expenses, and (ii) upon receipt of written instructions signed by an officer or other authorized agent of the Trust, Nottingham shall prepare checks in the appropriate amounts which shall be signed by an authorized officer of Nottingham and mailed to the appropriate party.

4.
Allocation of Charges and Expenses.  Except as noted in this section, Nottingham shall assume all operating expenses of each Fund not specifically assumed by the Fund, including without limitation the compensation and expenses of any employees of the Trust and of any other persons rendering any services to the Fund; clerical and shareholder service staff salaries; office space and other office expenses; fees and expenses incurred by the Fund in connection with membership in investment company organizations; expenses for ordinary legal, auditing and accounting services; expenses of registering shares under federal and state securities laws; insurance expenses; fees and expenses of the investment advisor; fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, distributor, and accounting and pricing services agent of the Fund; expenses, including clerical expenses, of issue, sale, redemption, or repurchase of shares of the Fund; the cost of preparing and distributing reports and notices to shareholders, the cost of printing or preparing prospectuses and statements of additional information for delivery to the Fund’s current shareholders; the cost of printing or preparing stock certificates or any other documents, statements or reports to shareholders; and all other operating expenses not specifically assumed by the Fund.

Nottingham shall not be responsible for (i) marketing, distribution, and servicing expenses related to the sale or promotion of Fund shares (ii) expenses incurred in connection with the organization and initial registration of shares of a Fund; (iii) expenses related to shareholder meetings and proxy solicitations; (iv) indirect expenses of the Fund, such as expenses incurred by other investment companies in which the Fund invests; (v) expenses for non-ordinary legal services incurred as a result of the Fund selecting a legal firm other than one recommended by Nottingham; (vi) litigation to which the Fund may be a party and indemnification of the Trust’s trustees and officers with respect thereto; (vii) any additional auditing and accounting expenses incurred as a result of selecting an audit firm other than one recommended by Nottingham; (viii) hiring employees and retaining advisers and experts as contemplated by Rule 0-1(a)(7)(vii) of the 1940 Act; and (ix) expenses that the Funds are obligated to pay, as described in the following paragraph.

The Fund shall pay all brokerage fees and commissions, taxes, borrowing costs (such as interest or dividend expenses on securities sold short).  The Fund shall also pay all expenses which it is authorized to pay pursuant to Rule 12b-1 under the 1940 Act.  Nottingham may obtain reimbursement from the Fund, at such time or times as Nottingham may determine in its sole discretion, for any of the expenses advanced by Nottingham that the Fund is obligated to pay, and such reimbursement shall not be considered to be part of Nottingham’s compensation pursuant to this Agreement.

5.
Compensation.  For the performance of Nottingham’s obligations under this Agreement, each Fund listed on Schedule A shall pay Nottingham a monthly fee as set forth on Schedule A following the end of each month.

6.
Record Keeping and Other Information.  Nottingham shall create and maintain all necessary records in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act and the rules thereunder, as the same may be amended from time to time, pertaining to the various functions performed by it and not otherwise created and maintained by another party pursuant to contract with the Trust.  Where applicable, such records shall be maintained by Nottingham for the periods and in the places required by Rule 31a-2 under the 1940 Act.  Nottingham acknowledges that such records are the property of the Trust.

Nottingham shall make available to the Trust during regular business hours all records and other data created and maintained pursuant to the foregoing provisions of this Agreement for reasonable audit and inspection by the Trust or any regulatory agency having authority over the Trust.

7.
Equipment Failure.  In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, Nottingham shall take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond Nottingham’s control.  Nottingham shall make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of Nottingham.  Nottingham agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available.  Representatives of the Trust shall be entitled to inspect Nottingham’s premises and operating capabilities at any time during regular business hours of Nottingham, upon reasonable notice to Nottingham.

8.
Limitation of Liability.  Nottingham may rely on information reasonably believed by it to be accurate and reliable.  Except as may otherwise be required by the 1940 Act or the rules thereunder, neither Nottingham nor its shareholders, officers, directors, employees, agents, control persons or affiliates of any thereof (collectively, the “Nottingham Employees”) shall be subject to any liability for, or any damages, expenses or losses incurred by the Trust in connection with, any error or judgment, mistake of law, any act or omission in connection with or arising out of any services rendered under or payments made pursuant to this Agreement or any other matter to which this Agreement relates, except by reason of willful misfeasance, bad faith or gross negligence on the part of any such persons in the performance of the duties of Nottingham under this Agreement or by reason of reckless disregard by any of such persons of the obligations and duties of Nottingham under this Agreement.

Further, in no event shall Nottingham be liable under any provision of, or in connection with, this agreement (regardless of whether a claim is based on contract, tort, or otherwise) for any damages other than actual and direct damages, and Nottingham shall have no liability for any incidental, indirect, consequential, special, or exemplary damages or losses which the Fund may incur or suffer, whether or not the likelihood or possibility of such damages was known to Nottingham in advance.

Any person, even though also a director, officer, employee, shareholder or agent of Nottingham, who may be or become an officer, trustee, employee or agent of the Trust, shall be deemed, when rendering services to the Trust or acting on any business of the Trust (other than services or business in connection with Nottingham’s duties hereunder), to be rendering such services to or acting solely for the Trust (other than services or business in connection with Nottingham’s duties hereunder) and not as a director, officer, employee, shareholder or agent, or one under the control or direction of Nottingham, even though paid by it.

9.
Indemnification.  Subject to and except as otherwise provided in the 1933 Act and the 1940 Act, the Trust shall indemnify Nottingham and each Nottingham Employee (hereinafter collectively referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while serving as the administrator for a Fund hereunder or as a Nottingham Employee, or, thereafter, by reason of being or having been the administrator for the Fund or a Nottingham Employee, including but not limited to liabilities arising due to any misrepresentation or misstatement in the Fund’s prospectus or statement of additional information, other regulatory filings, and amendments thereto, or in other documents originating from the Trust.  In no case shall a Covered Person be indemnified against any liability to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of such Covered Person.

Nottingham shall indemnify the Trust against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, that the Trust may sustain or incur arising out of Nottingham’s refusal or failure to comply with the terms of this Agreement, or its bad faith, gross negligence, or willful misconduct.

In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation which presents or appears likely to present the probability of a claim for indemnification.  The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification.  In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section.  The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

10.
Services for Others.  Nothing in this Agreement shall prevent Nottingham or any affiliated person of Nottingham from providing services for any other person, firm, or corporation, including other investment companies; provided, however, that Nottingham expressly represents that it will undertake no activities that, in its judgment, will adversely affect the performance of its obligations to the Trust under this Agreement.

11.
Compliance with the 1940 Act.  The parties hereto acknowledge and agree that nothing contained herein shall be construed to require Nottingham to perform any services for any Fund that could cause Nottingham to be deemed an “investment advisor” of the Fund within the meaning of Section 2(a)(20) of the 1940 Act or to supersede or contravene the prospectus or statement of additional information of any Fund or any provisions of the 1940 Act and the rules thereunder.

12.
Term of Agreement.  This Agreement shall become effective for a period of one year.  Thereafter, this Agreement shall continue in full force and effect unless terminated by either party by giving not less than ninety (90) days’ prior written notice to the other party.  This Agreement may also be terminated at any time as follows: (i) by mutual written agreement of the parties; or (ii) for cause, by a party, in the event of willful misconduct, gross negligence, or breach of this Agreement by the other party, by giving not less than thirty (30) days’ prior written notice to the other party.

13.
The Trust.  The term “Starboard Investment Trust” means and refers to the Trustees from time to time serving under the Trust’s Declaration of Trust as the same may subsequently thereto have been, or subsequently hereto may be, amended.  It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agent or employees of the Trust personally, but shall bind only the assets or property of the Fund or Funds as to which the obligations relate.  The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by an officer of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets or property of the Fund or Funds or to which the obligations relate.

14.
Governing Law.  This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the state of North Carolina, without regard to the principles of conflict of laws; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation promulgated by the Securities and Exchange Commission thereunder.

15.
Consent to Jurisdiction and Venue.  The parties hereto submit to the personal jurisdiction and venue in the Superior Court in Nash County, North Carolina or the United States Court for the Eastern District of North Carolina for any action brought by the parties hereto arising out of a breach or threatened breach of this Agreement.

16.
Duties in the Event of Termination.  In the event that, in connection with termination, a successor to any of Nottingham’s duties or responsibilities hereunder is designated by the Trust by written notice to Nottingham, Nottingham shall promptly, upon such termination and at the expense of the Trust, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by Nottingham under this Agreement in a form reasonably acceptable to the Trust, and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from Nottingham’s personnel in the establishment of books, records, and other data by such successor.

Upon termination of this Agreement, Nottingham shall be paid the termination fee set forth on Schedule A.  The termination fee is not a penalty, but a charge to compensate Nottingham for its service in assisting in transferring records and reports and otherwise wrapping up its services under this Agreement.  Notwithstanding the foregoing, Nottingham shall not be entitled to the termination fee if Nottingham elects to terminate this Agreement or Nottingham is terminated due to its willful misconduct, gross negligence, or breach of this Agreement.

17.
Confidentiality.  Nottingham agrees on behalf of itself and its employees to treat confidential all records and other information relative to the Trust and its prior, present or potential shareholders and not to use such records and information for any purpose other than performance of its responsibilities and duties under this Agreement, except after prior notification to and approval in wiring by the Trust, which approval will not be unreasonably withheld.  Notwithstanding the forgoing, Nottingham may divulge such confidential records and information where Nottingham may be exposed to civil or criminal contempt proceedings for failure to comply, when requested by duly constituted authorities, when so requested by the Trust’s investment advisor, principal underwriter, custodian, transfer agent, outside legal counsel or independent public accountants, or when so requested by the Trust.  For purposes of this section, the following records and other information shall not be considered confidential: (i) any record or other information which is or becomes publicly available through no fault of Nottingham; (ii) any record and other information which is released by the Trust in a public release; (iii) any record or other information which is lawfully obtained from third parties who are not under an obligation to keep such information confidential, and (iv) any record or other information previously known by Nottingham.

18.
Independent Contractor.  For purposes stated in this Agreement, Nottingham shall be deemed an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act or represent the Trust in any way and will not be deemed an agent of the Trust.

19.
Assignment.  This Agreement shall not be assignable by either party without the written consent of the other party, such consent not to be unreasonably withheld or delayed.  Notwithstanding the foregoing, Nottingham may, at its expense unless provided otherwise in the Agreement, subcontract with any entity or person concerning the provision of the services contemplated hereunder.  Nottingham shall not, however, be relieved of any of its obligations under this Agreement by the appointment of such subcontractor.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

20.	Amendments. This Agreement or any part hereof may be changed or waived only by an instrument in writing signed by the party against which enforcement of such change or waiver is sought.

21.
Notices.  Any notice required or permitted to be given by either party to the other party shall be in writing and will be deemed sufficient if personally delivered or sent by electronic delivery (followed up by registered or certified mail, postage prepaid) addressed by the party giving notice to the other party at the following addresses (or such other address for a party as shall be specified by like notice):

a.           If to Trust, at:

Starboard Investment Trust
116 South Franklin Street
Post Office Box 69
Rocky Mount, NC  27802-0069
Attn:  Secretary

With a copy to:

FolioMetrix, LLC
9940 SW Arborcrest Way
Portland, Oregon 97225
Attn:  D. J. Murphey

b.           If to Nottingham, at:

The Nottingham Company
116 South Franklin Street
Post Office Box 69
Rocky Mount, NC  27802-0069

Attn:  Legal

22.
Construction.  If any provision of this Agreement, or portion thereof, shall be determined to be void or unenforceable by any court of competent jurisdiction, then such determination shall not affect any other provision of this Agreement, or portion thereof, all of which other provisions and portions thereof shall remain in full force and effect.  If any provision of this Agreement, or portion thereof, is capable of two interpretations, one of which would render the provision, or portion thereof, void and the other which would render the provision, or portion thereof, valid, then the provision, or portion thereof, shall have the meaning that renders it valid.  In addition, the language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either party.

23.
Multiple Originals.  This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute one and the same instrument.

24.
Entire Agreement.  This Agreement, including all exhibits, schedules and attachments, comprises the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements, understandings and letters related to this Agreement.  The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation or construction of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused the Agreement to be duly signed as of the day and year first above written.

STARBOARD INVESTMENT TRUST

By:               /s/ Jack E. Brinson

Name:          Jack E. Brinson

Title:           Chairman

THE NOTTINGHAM COMPANY

By:              /s/ Carrie J. Lower

Name:         Carrie J. Lower

Title:           Vice President

SCHEDULE A

Covered Funds and Compensation

The following Fund(s) are covered by the Agreement:

•	FMX Growth Allocation Fund

Each Fund shall pay Nottingham a fee at the annual rate of the average daily net assets of each Fund as set forth in the schedule below.  Such fee shall be calculated and accrued daily, and paid to Nottingham monthly.

Average Daily Net Assets	Annual Rate
Less than $50 million	1.450%
$50 million but less than $60 million	1.440%
$60 million but less than $70 million	1.430%
$70 million but less than $80 million	1.420%
$80 million but less than $90 million	1.410%
$90 million but less than $100 million	1.400%
$100 million but less than $110 million	1.390%
$110 million but less than $120 million	1.380%
$120 million but less than $130 million	1.370%
$130 million but less than $140 million	1.360%
$140 million but less than $150 million	1.350%
$150 million but less than $160 million	1.340%
$160 million but less than $170 million	1.330%
$170 million but less than $180 million	1.320%
$180 million but less than $190 million	1.310%
$190 million but less than $200 million	1.300%
$200 million but less than $210 million	1.290%
$210 million but less than $220 million	1.280%
$220 million but less than $230 million	1.270%
$230 million but less than $240 million	1.260%
$240 million but less than $250 million	1.250%
$250 million but less than $260 million	1.240%
$260 million but less than $270 million	1.230%
$270 million but less than $280 million	1.220%
$280 million but less than $290 million	1.210%
$290 million but less than $300 million	1.200%
$300 million but less than $310 million	1.190%
$310 million but less than $320 million	1.180%
$320 million but less than $330 million	1.170%
$330 million but less than $340 million	1.160%
$340 million but less than $350 million	1.150%
$350 million but less than $360 million	1.140%
$360 million but less than $370 million	1.130%
$370 million or more	1.125%

The average value of the daily net assets of each Fund shall be determined pursuant to the applicable provisions of the Trust’s Declaration of Trust or a resolution of the Board, if required.  If, pursuant to such provisions, the determination of net asset value of a Fund is suspended for any particular business day, then for the purposes of this paragraph, the value

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of the net assets of a Fund as last determined shall be deemed to be the value of the net assets as of the close of the business day, or as of such other time as the value of a Fund’s net assets may lawfully be determined, on that day.  If the determination of the net asset value of a Fund has been suspended for a period including such month, Nottingham’s compensation payable at the end of such month shall be computed on the basis of the value of the net assets of that Fund as last determined (whether during or prior to such month).

If the compensation received by Nottingham from each Fund under this Agreement is less than the minimum operating cost set forth in the schedule below, then the Fund shall remit or cause to be remitted to Nottingham an amount that is sufficient to reimburse Nottingham for the difference.  Such amount shall be calculated and paid on a monthly basis.

Year 1                                                      $8,750.00 per month ($105,000 annually)

Year 2                                                      $9,583.33 per month ($115,000 annually)

Year 3 and thereafter                            $10,416.67 per month ($125,000 annually)

If this Agreement becomes effective subsequent to the first day of the month or terminates before the last day of the month, Nottingham’s compensation for that part of the month in which this Agreement is in effect will be prorated in a manner consistent with the calculation of the fees as set forth above.

In accordance with Section 16 of this Agreement, Nottingham shall be entitled to be paid a fee upon termination of this Agreement with respect to any Fund.  The termination fee shall be equal to one-sixth (1/6) of the minimum operating cost outlined above.  As stated in Section 16 of this Agreement, Nottingham shall not be entitled to the termination fee if Nottingham elects to terminate this Agreement or Nottingham is terminated due to its willful misconduct, gross negligence, or breach of this Agreement.

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